Exhibit 5
EXCHANGE AND INFORMATION AGENT AGREEMENT
January 8, 2007
Bondholder Communications Group, LLC
30 Broad St., 46th floor
New York, NY 10004
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
Ladies and Gentlemen:
     1. The United Mexican States (“Mexico”) proposes to make an invitation to owners (each, a "Bondholder”) of its outstanding U.S. $2,025,434,000 8.125% Global Bonds due 2019, U.S. $1,049,193,000 8.00% Global Notes due 2022, U.S. $533,664,000 11.50% Global Bonds due 2026, U.S. $2,691,426,000 8.30% Global Notes due 2031 and U.S. $2,485,878,000 7.500% Global Notes due 2033 (the “Old Bonds”), to submit one or more offers (i) to exchange Old Bonds for 6.75% Global Notes due 2034 (the “Reopened Notes”) and a U.S. dollar amount in cash, and/or (ii) to sell Old Bonds to Mexico for a U.S. dollar amount in cash (each such offer, an “Offer” and collectively the “Offers”) on the terms and subject to the conditions set forth in an invitation supplement dated as of the date hereof (the “Invitation Supplement” and, together with the prospectus supplement and the prospectus dated April 10, 2006 referred to therein, the “Invitation”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the dealer managers agreement, dated as of the date hereof (the “Dealer Managers Agreement”), among Mexico, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated, as dealer managers (the “Dealer Managers”).
     2. (a) Mexico hereby appoints Bondholder Communications Group, LLC, as exchange agent (in such capacity, the “Exchange Agent”) and information agent (in such capacity, the “Information Agent”) and Kredietbank S.A. Luxembourgeoise, as Luxembourg exchange agent (the “Luxembourg Exchange Agent” and, together with the Exchange Agent and the Information Agent, the “Agents”) and authorizes them to act as such in connection with the Invitation pursuant to this exchange and information agent agreement (this “Agreement”). The Exchange Agent agrees to perform those services in connection with the Invitation as are customarily performed by exchange agents in connection with invitations and offers of like nature, including, but not limited to (i) performing the duties of the Exchange Agent described in the Invitation, including but not limited to maintaining the Invitation Website (as defined in the Invitation Supplement) and receiving and processing electronic letters of transmittal with respect to Offers submitted over such website, (ii) receiving from The Depository Trust company (“DTC”), Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) details of any Bond Instructions received by them from Bondholders, (iii) instructing DTC, Euroclear and Clearstream, Luxembourg as to the Exchange Agent’s ATOP account at DTC described in

Section 2(c) to which the Old Bonds offered in connection with the Invitation should be delivered (collectively, the “DTC ATOP Account”) and (iv) instructing DTC to deliver the Old Bonds with ISIN numbers US593048BN00 and US 593048AX90 to account #2426 at DTC of Citibank, New York (Agency and Trust Department); for cancellation upon completion of the sale and exchange, and to deliver Old Bonds with ISIN numbers US91086QAJ76, US91086QAG38, US91086QAN88 to account #2790 at DTC of Citibank, New York for cancellation upon the completion of the sale and exchange. The Luxembourg Exchange Agent agrees to perform the services set forth in the Invitation Supplement to be performed by it, and shall immediately forward any Offers received by it to the Exchange Agent, and shall advise the relevant Bondholders that Offers may only be submitted through the Invitation Website. Mexico shall have sole responsibility and authority for the acceptance or rejection of any and all Offers and may, acting through any of the Deputy Undersecretary for Public Credit, the Deputy General Director of Debt Issuance or the Deputy General Director of Legal Procedures of Credit of the Ministry of Finance and Public Credit (such action, if given orally, to be confirmed in writing), or any other party (an “Authorized Person”) designated by any of such officials of the Ministry of Finance and Public Credit, waive any irregularities and defects in connection with any Offer made or electronic letters of transmittal submitted pursuant to the Invitation.
     (b) The Exchange Agent shall advise Mexico and the Dealer Managers daily (or more frequently if requested in writing) in writing of all Offers made or withdrawn during the preceding day, the principal amount and series of Old Bonds so offered or withdrawn by, and the Offer Spread Differential (as defined in the Invitation Supplement) specified in the case of any competitive offer (as such term is used in the Invitation Supplement), by each such offering or withdrawing direct participant on behalf of a Bondholder. Any Offer may be withdrawn prior to 5:00 p.m. (New York time) on the Expiration Date in accordance with the procedures set forth in the Invitation Supplement under the heading “The Invitation—Irrevocability; Withdrawal Rights.” Not later than 7:00 p.m. (New York time) on the Expiration Date, the Exchange Agent will provide at least two files to each of Mexico and the Dealer Managers, each in a format agreed to by Mexico and the Dealer Managers, one including all Offers submitted to exchange Old Bonds for Reopened Notes and the other all Offers submitted to sell Old Bonds for cash, and each of such files shall include, in respect of each such Offer, the Offer Spread Differential, the name of the direct participant making each such Offer, the principal amount and series of Old Bonds validly offered in proper form, rejected (in a separate sheet) or being processed (also in a separate sheet) and, in the case of each Offer to sell Old Bonds for cash, whether the Bondholder wishes to have any Old Bonds subject to proration resubmitted in exchange for Reopened Notes in the form of a non-competitive Offer.
     (c) The Exchange Agent will receive Old Bonds into the DTC ATOP Account at DTC in connection with the Invitation. Any financial institution that is a participant in DTC may effect a transfer of Old Bonds through DTC’s Automated Tender Offer Program (“ATOP”) by causing DTC to transfer such Old Bonds into the DTC ATOP Account in accordance with DTC’s procedures, and the Exchange Agent may effect a withdrawal of Old Bonds through such account by book-entry movement. However, although delivery of Old Bonds may be effected through book-entry transfer through the ATOP system, an electronic letter of transmittal and any other required documents must, in any case, be received by the Exchange Agent in order for an Offer to have been validly made with respect to such Old Bonds. Notwithstanding the foregoing,

Mexico and the Exchange Agent have agreed that Euroclear and Clearstream, Luxembourg may transfer the Old Bonds offered by their participants on behalf of beneficial owners directly into the DTC ATOP Account by effecting a transfer of Old Bonds through DTC’s ATOP system, and that the Dealer Managers may vouch for Offers made by their customers; provided that (1) in the case of Offers submitted by Euroclear or Clearstream, Luxembourg participants, (A) each such participant submits an electronic letter of transmittal via the Invitation Website with respect to its Offer and (B) Euroclear or Clearstream, Luxembourg forwards to the Exchange Agent by tested telex or SWIFT communication confirmation of the Bond Instructions (as defined in the Invitation Supplement) received with respect to such Offer and the information required to reconcile such participant’s Bond Instructions with its electronic letter of transmittal with respect to each Offer and (2) in the case of Offers vouched for by a Dealer Manager, such Dealer Manager’s customer’s custodian bank (A) submits an electronic letter of transmittal via the Invitation Website with respect to each such Offer or otherwise submits the relevant information, together with an agreement to be bound by the terms of the electronic letter of transmittal and (B) delivers or causes to be delivered Bond Instructions with respect to each such Offer no later than the second Business Day (as defined in the Invitation Supplement) following the Announcement Date.
     (d) As soon as practicable but in no event later than 5:00 p.m. (New York time) on the Business Day immediately following the Expiration Date, the Exchange and Information Agent shall confirm to Mexico and the Dealer Managers that (i) the principal amount of Old Bonds held through DTC relating to each Offer (other than Offers submitted by the Dealer Managers) specified in an electronic letter of transmittal has been transferred via DTC’s ATOP system to the DTC ATOP Account and (ii) the principal amount of Old Bonds held through Euroclear or Clearstream, Luxembourg and specified by them as being the subject of Offers submitted by their participants (other than the Dealer Managers) has been blocked in accordance with Bond Instructions received by the relevant clearing system.
     (e) As soon as practicable but in no event later than 5:00 p.m. (New York time) on the third Business Day immediately following the Expiration Date, the Exchange and Information Agent shall confirm to Mexico and the Dealer Managers that (i) the principal amount of Old Bonds held through DTC relating to all Offers vouched for by the Dealer Managers has been transferred to the DTC ATOP Account and (ii) the principal amount of Old Bonds held through Euroclear or Clearstream, Luxembourg and specified by them as being the subject of Offers vouched for by the Dealer Managers has been blocked in accordance with Bond Instructions received by the relevant clearing system.
     (f) In addition, the Exchange Agent shall keep Mexico and the Dealer Managers informed on a daily basis during the period from the Expiration Date until the Settlement Date as to the principal amount of Old Bonds subsequently transferred into the DTC ATOP Account or such other accounts and as to the progress of its confirmation efforts and cooperate with and assist them in resolving any reconciliation problems (x) between electronic letter of transmittal received by the Exchange Agent and transfers of Old Bonds into the DTC ATOP Account or defects in electronic letters of transmittal and (y) between the information regarding Offers received from Euroclear, Clearstream, Luxembourg and the Dealer Managers

and the principal amount of Old Bonds transferred into the Exchange Agent’s DTC ATOP Account.
     (g) By 10:00 a.m. (New York time) on the fourth Business Day preceding the Settlement Date, the Exchange Agent shall provide, and shall be authorized to so provide, to Mexico, with a copy to Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, a list specifying (i) each series and principal amount of Old Bonds relating to any Offer submitted by a direct participant of DTC, Euroclear or Clearstream, Luxembourg, the name of such participant, such participant’s account number at such relevant clearing system and whether such Offer was for exchange only, sale for cash with reallocation in case of proration, or sale for cash only, (ii) the series and principal amount of Old Bonds offered by each such direct participant that were accepted by Mexico for exchange or purchase, if applicable, (iii) the series and principal amount of Old Bonds offered by each such direct participant that were not accepted for exchange or purchase, if applicable, (iv) the Reopened Notes to be issued in exchange for the Old Bonds offered by such direct participant that were accepted for exchange, (v) if proration occurs and promptly after receipt from Mexico or the Dealer Managers by the Exchange Agent of the proration instructions reasonably necessary for the Exchange Agent to so provide, (1) the series and principal amount of Old Bonds offered by each such direct participant that are subject to proration and (2) the series and aggregate principal amount of such Old Bonds subject to proration that are to be accepted by Mexico after proration is made, and (vi) if applicable, a breakdown of the cash payment to be made to each such direct participant in respect of (1) the U.S. dollar amount in cash to be paid to Bondholders who submit Offers to exchange Old Bonds and (2) the U.S. dollar amount in cash to be paid to Bondholders who submit Offers to sell Old Bonds for cash.
     (h) Old Bonds not accepted for exchange or purchase shall be returned to the originating accounts as soon as practicable following the Expiration Date in accordance with the normal procedures of DTC, Euroclear and Clearstream, Luxembourg.
     (i) In the event of proration and promptly after receipt from Mexico or the Dealer Managers by the Exchange Agent of the proration instructions reasonably necessary for the Exchange Agent to so calculate, the Exchange Agent shall calculate the principal amount of Old Bonds of any series that was offered by each direct participant that is to be accepted for exchange or purchase and notify DTC, Euroclear and Clearstream, Luxembourg as applicable, with a copy to each of Mexico, Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, of any proration.
     (j) The Exchange Agent shall calculate, as directed by Mexico, based on rates and methods of calculation supplied by Mexico (1) the U.S. dollar amount in cash to be paid to Bondholders who submit Offers to exchange Old Bonds (including Cash Payments (as defined in the Invitation Supplement) and amounts payable in respect of rounding) and (2) the U.S. dollar amount in cash to be paid to Bondholders who submit Offers to sell Old Bonds for cash payable to each account at DTC, Euroclear and Clearstream, Luxembourg as specified in the electronic letters of transmittal or in the SWIFT or tested telex information received from the clearing systems and the Dealer Managers.

     (k) By 10:00 a.m. (New York time) on the fourth Business Day preceding the Settlement Date, the Exchange Agent shall notify (1) the Fiscal Agent, DTC, Euroclear and Clearstream, Luxembourg, with a copy to Mexico, Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, of (A) each clearing system account to be credited with Reopened Notes and the principal amount to be credited to such account and (B) each clearing system account to be credited with a cash payment, specifying the amount of each such cash payment allocable to the Purchase Price (as defined in the Invitation Supplement) of the Old Bonds, accrued interest, the Cash Payment or rounding, and (2) Mexico, with a copy to Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, of the aggregate amount of cash to be paid by Mexico to (A) DTC, which shall represent the total cash to be paid to direct participants in DTC and Clearstream, Luxembourg pursuant to the Invitation in respect of all Offers accepted by Mexico and reconciled on or before the fifth Business Day preceding the Expiration Date and (B) Euroclear, which shall represent the total cash to be paid to direct participants in Euroclear pursuant to the Invitation in respect of all Offers accepted by Mexico and reconciled on or before the fifth Business Day preceding the Settlement Date. The Exchange Agent will supply Mexico, with a copy to Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, of DTC’s and Euroclear’s payment instructions not later than 10:00 a.m. (New York time) on the fourth Business Day preceding the Settlement Date. Mexico agrees to pay or cause to be paid to DTC and Euroclear the aggregate amount of cash payable to Bondholders pursuant to the Invitation no later than 10:00 a.m. (New York time) on the Settlement Date.
     (l) The Exchange Agent shall promptly inform the Dealer Managers and each of the Deputy Undersecretary of Public Credit, the Deputy General Director of Debt Issuance and the Deputy General Director of Legal Procedures of Credit of the Ministry of Finance and Public Credit of any inquiries or requests received by it from holders of Old Bonds wishing to submit electronic letters of transmittal subsequent to the Expiration Date and on or prior to the Settlement Date and shall, subsequent to the Expiration Date through five Business Days prior to the Settlement Date, accept, with the approval of the Dealer Managers and Mexico, their instructions with respect to such inquiries and requests.
     (m) The Exchange Agent shall inform the Deputy General Director of Debt Issuance of the Ministry of Finance and Public Credit, with a copy to Cleary Gottlieb Steen & Hamilton LLP and the Dealer Managers, as soon as practicable on or after the Settlement Date of the aggregate principal amount of Reopened Notes issued to U.S. persons.
     (n) Offers may be made only as set forth under the heading “The Invitation—Invitation Procedures” in the Invitation Supplement. Notwithstanding the provisions of this Section 2, (i) Offers may be submitted by direct participants of DTC, Euroclear and Clearstream and the Dealer Managers on their own behalf and on behalf of their customers in the manner specified in the last sentence of Section 2(c) and (ii) Offers as to which Mexico shall waive any defects or irregularities in writing shall be considered by the Exchange Agent to have been properly tendered.

          3. The Information Agent shall perform those services in connection with the Invitation as are customarily performed by information agents in connection with invitations and offers of like nature, including but not limited to:
     (a) performing the duties of the Information Agent described in the Invitation;
     (b) providing assistance in the coordination of all printing activities;
     (c) arranging for the dissemination of press releases to the news media;
     (d) making contact with brokers, dealers, banks and other nominees on Mexico’s behalf;
     (e) providing assistance with document review;
     (f) facilitating the distribution of materials to the registered and beneficial owners and to other interested parties;
     (g) providing a dedicated toll-free line for all investor queries; and
     (h) providing for the payment of all broker-forwarding invoices, subject to collection from the Dealer Managers of monies for this purpose.
     Notwithstanding anything to the contrary in this Agreement, the Information Agent shall not send the Invitation or any related materials to persons located in the Republic of Italy or otherwise make such materials available in the Republic of Italy.
          4. Each Agent:
     (a) shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by the parties hereto;
     (b) will be regarded as making no representations or warranties and having no responsibilities regarding the validity, sufficiency, value or genuineness of the Old Bonds or the Reopened Notes, and will not be required to and will not make any representation as to the validity, value or genuineness of the Invitation or any Invitation Materials (as defined below) not prepared by such Agent;
     (c) will be regarded as making no representations or warranties and having no responsibilities regarding the validity, sufficiency, adequacy or accuracy of the Invitation or any other disclosure materials delivered in connection therewith (other than with respect to written information about such Agent provided to Mexico specifically for use in such materials);
     (d) shall not be obligated to take any legal action hereunder which might in such Agent’s reasonable judgment involve any expense or liability, unless such Agent shall have been furnished with indemnity from Mexico reasonably satisfactory to such Agent;
     (e) may rely conclusively in good faith on and shall be fully protected in acting in good faith and in reliance upon any electronic letter of transmittal, any electronic advice from DTC or any statement, request, comment, agreement, instruction, direction, officer’s certificate, certificate, instrument, opinion, notice, letter, telegram or other document delivered to such Agent (including any such item delivered by or through Euroclear or Clearstream, Luxembourg) and reasonably believed by such Agent to be genuine and to have been signed by the proper party or parties;
     (f) may rely conclusively in good faith on and shall be fully protected and fully indemnified, in acting in good faith upon the written or oral instructions (confirmed in writing by facsimile transmission) from a designated representative or agent of Mexico (such designated representatives or agents to include, initially, Alicia Nuñez de la Huerta, Fernando Torres Della Mea or Daniel Muñoz Diaz of Mexico and Wanda Olson and Simon Clark of Cleary Gottlieb Steen & Hamilton LLP), with respect to any matter relating to its acting as Agent;
     (g) may consult with counsel satisfactory to such Agent (including counsel for Mexico), and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by such Agent in good faith and in reliance upon such opinion; provided that such Agent shall promptly notify Mexico of any action taken or omitted by such Agent in reliance upon such opinion;
     (h) is authorized to communicate with any person from whom an Offers is received but such Agent is not obliged to do so, if such Agent reasonably believes to do so would breach laws or regulations relating to the sale of securities in a jurisdiction;
     (i) shall have no responsibility for failing to provide information or take any action hereunder or by a time specified hereunder if such failure is attributable (directly or indirectly) to any failure on the part of any of DTC, Euroclear, Clearstream, Luxembourg, another Agent or the Fiscal Agent to provide in a form satisfactory to such Agent in the English language any confirmations or other information required by such Agent to carry out its functions hereunder and such Agent may rely conclusively without investigation on any such information provided by any such entity;
     (j) shall not at any time advise any person submitting an Offer for exchange or sale for cash pursuant to the Invitation as to the wisdom of making such Offer or as to the market value of the Reopened Notes or Old Bonds;
     (k) is authorized in connection with the performance of such Agent’s duties to cooperate with organizations (and their respective representatives), including the Dealer Managers, who have been appointed by Mexico in connection with the Invitation and who are named in the Invitation;

     (l) shall not be liable for any action taken or omitted to be taken by it under this Agreement, or otherwise in connection with the Invitation, in the absence of gross negligence, willful misconduct or bad faith and in no event shall be liable to a Bondholder, Mexico or any third party for special, indirect or consequential damages or lost profits arising in connection with this Agreement or the Invitation;
     (m) is not required and is not authorized to pay or offer to pay any concessions, commissions or soliciting fees to any person, or to reimburse any brokers, dealers or custodian banks in connection with the Invitation;
     (n) shall be entitled to rely conclusively in good faith on any third party translation, by a third party translator reasonably acceptable to both parties, of any document as to the accuracy of the information therein and shall not be liable for any claim arising from such reliance;
     (o) except as otherwise set forth herein, will not be responsible for procuring, nor liable for the consequences of, any transfers of the Reopened Notes or Old Bonds in any accounts;
     (p) shall not be responsible for the accuracy or the confirmation of the addresses and certifications of Bondholders or any beneficial owners of any Reopened Notes or Old Bonds;
     (q) shall not be liable or responsible for any failure by any other party to comply with any of their obligations relating to Invitation, including, without limitation, obligations under applicable securities laws;
     (r) in acting hereunder and in connection with the Invitation, such Agent shall act solely as agent of Mexico and will not thereby assume any obligation towards or relationship of agency or trust for or with any of the owners or holders of Old Bonds; and
     (s) and any of its officers, directors and employees may become the owner of, or acquire any interest in, any Reopened Notes or Old Bonds with the same rights that it would have if such Agent were not appointed hereunder and may engage or be interested in any financial and other transaction with Mexico, and may act on, or as depositary, trustee or agent for any body of holders of Reopened Notes or Old Bonds or Mexico, as freely as if such Agent were not appointed hereunder.
          5. Electronic letters of transmittal shall be logged electronically by the Exchange Agent as to the date, and, after the expiration of the Invitation, the time of receipt thereof and shall be preserved by the Exchange Agent for a period of time at least equal to the period of time the Exchange Agent preserves other records pertaining to the exchange of securities.
          6. The Exchange Agent hereby waives any lien, encumbrance or right of set-off whatsoever that it may have with respect to Old Bonds, Reopened Notes or Cash Payments deposited with it.

          7. Each Agent hereby acknowledges receipt of the Invitation and further acknowledges that it has examined it. Any inconsistency between this Agreement, on the one hand, and the Invitation and the electronic letter of transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter documents, except with respect to the duties, liabilities, rights, protections and indemnification of such Agent.
          8. Mexico agrees to furnish each Agent, or cause each Agent to be furnished, with as many copies as such Agent may reasonably request of the Invitation and, if relevant, any advertisements or press releases (collectively, as amended or supplemented from time to time, the “Invitation Materials”), to be used by Mexico in connection with the Invitation. Mexico further agrees to advise, or cause each Agent to be advised, promptly in writing of (i) any amendment to, or withdrawal of, the Invitation and (ii) the issuance of any comment or order by any government agency or instrumentality adversely affecting the lawfulness of the Invitation in any jurisdiction in which any Offer is made pursuant to the Invitation. The Invitation Materials have been or will be prepared and/or approved by Mexico, and the Agents shall have no responsibility therefor (except to provide Mexico information about such Agent for inclusion therein). Each Agent agrees that it will not disseminate any written material for or in connection with the Invitation other than the Invitation Materials in the form most recently furnished to such Agent, and each Agent agrees that it will not make any statements in connection with the Invitation, other than the statements that are set forth in or consistent with the Invitation Materials in the form most recently furnished to such Agent or as otherwise authorized by Mexico.
          9. Mexico represents and warrants to each Agent that:
     (a) this Agreement has been duly authorized, executed and delivered by Mexico and constitutes the valid and binding agreement of Mexico enforceable against Mexico in accordance with its terms, subject to laws of general applicability relating to or affecting creditors’ rights and to general equitable principles, and subject, as to Section 11 of this Agreement, to any limitations imposed by the securities laws or any other applicable law of any applicable jurisdiction;
     (b) the Reopened Notes will be duly authorized, and, when executed, issued, authenticated and delivered pursuant to the Invitation and the Fiscal Agency Agreement, will have been duly executed, issued and delivered and will constitute valid and legally binding obligations of Mexico entitled to the benefits provided by the Fiscal Agency Agreement; and
     (c) all consents, approvals, authorizations, orders, registrations, filings or qualifications of or with any court or governmental agency or other regulatory body or instrumentality of Mexico required for the consummation by Mexico of the transactions contemplated by this Agreement have been obtained and are in full force and effect.
          10. For its services as Exchange Agent and Information Agent hereunder, the Dealer Managers shall (a) pay to the Exchange Agent and Information Agent the compensation set forth in a separate fee letter dated December 18, 2006 previously provided to Mexico and the

Dealer Managers (the “Fee Letter”) and (b) reimburse the Exchange Agent and the Information Agent for all reasonable and duly documented out-of-pocket expenses as described in the Fee Letter, up to a maximum of U.S.$5,000, except that expenses payable to PR Newswire shall not be included in the U.S. $5,000 limit. The Exchange Agent and the Information Agent shall be entitled to such payment if and to the extent that they perform their respective obligations hereunder. For the Luxembourg Exchange Agent’s services hereunder, the Dealer Managers will pay the Luxembourg Exchange Agent’s fees up to a maximum of [€• ], and its reasonable and duly documented out-of-pocket expenses up to a maximum of [€• ].
     11. Mexico covenants and agrees to indemnify and hold harmless each Agent and its officers, directors, employees, and agents (collectively, the “Indemnified Parties” and, each, an "Indemnified Party”) against any loss, liability or reasonable and documented cost or expense (including reasonable and documented attorneys’ fees and expenses) incurred in each case without gross negligence, willful misconduct or bad faith and in connection with the administration of the duties of the Indemnified Parties hereunder in accordance with this Agreement; provided that promptly after, but in any event within 10 days of, receipt by such Indemnified Party of a written assertion of a claim or any other action commenced against it for which it will seek indemnity pursuant to this Section 11 (a “Claim”), such Indemnified Party shall notify Mexico by letter, or by telecopier confirmed by letter of the Claim; and provided, further, that the omission so to notify Mexico shall not relieve it from any liability which it may have to the Indemnified Party, except to the extent that Mexico is materially adversely affected by such omission. Mexico shall be entitled to participate at its own expense in the defense of any such claim or other action and if Mexico so elects, Mexico shall assume the defense of any suit brought to enforce any such claim. In the event that Mexico shall assume the defense of any such suit, Mexico shall not be liable for the fees and expenses of any additional counsel thereafter retained by such Indemnified Party so long as Mexico shall retain counsel reasonably satisfactory to such Indemnified Party to defend such suit, unless such Indemnified Party’s counsel reasonably determines that a conflict of interest exists, in which case Mexico shall remain liable for such Indemnified Party’s reasonable and duly documented fees and expenses of counsel. No Indemnified Party shall settle any claim for which it seeks indemnity hereunder without the prior written consent of Mexico, which consent shall not be unreasonably withheld or delayed. The provisions of this Section 11 shall survive the termination of this Agreement.
     12. In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not, to the extent permitted by law, affect any other provision hereof, which shall remain in full force and effect.
     13. This Agreement may be executed in one or more separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures shall be deemed to be originals for all purposes hereunder.
     14. This Agreement, including any rights to indemnity and contribution hereunder, shall inure to the benefit of and be binding upon Mexico, each Agent and the other persons entitled to indemnity and contribution under Section 11. Nothing in this Agreement is intended, or shall be construed, to give to any other person or entity any right hereunder or by virtue hereof. Neither this Agreement nor any interest herein or obligation hereunder may be transferred or assigned without the prior written consent of the other party hereto and any purported transfer or assignment without such consent shall be null and void.
     15. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.
     16. This Agreement may not be amended except in writing signed by each party to be bound thereby.
     17. This Agreement shall terminate upon the termination or withdrawal of the Invitation or, as to such Agent, upon withdrawal by the Exchange Agent, Information Agent or Luxembourg Exchange Agent from its respective appointment hereunder, it being understood that Section 11 hereof shall survive any termination of this Agreement.
     18. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, EXCEPT THAT AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY MEXICO SHALL BE GOVERNED BY THE LAWS OF THE UNITED MEXICAN STATES.
     19. Mexico hereby appoints its Consul General in The City of New York (currently Mr. José Evaristo Ramón Xitotl Ramírez) and his successors as its process agent (the “Process Agent”) upon which process may be served in any action or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, and each of the parties hereto irrevocably submits to the jurisdiction of any such court in respect of any such action and irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such action in any such court. Mexico waives any right to which it may be entitled on account of residence or domicile. Mexico will maintain at all times in the Borough of Manhattan, The City of New York, a person acting as or discharging the function of Consul General as long as this Agreement remains outstanding, unless and until a successor agent shall have been appointed and such successor agent shall have accepted such appointment. Mexico will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Process Agent at 27 East 39th Street, New York, New York 10016, and written notice of such service mailed or delivered to Mexico at its address set forth in Section 20(c) hereof shall be deemed, in every respect, effective service of process upon Mexico. Notwithstanding the foregoing, any such action may be instituted in any competent court in Mexico. Mexico hereby waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any such action in any state or federal court in the Borough of Manhattan, The City of New York, or in any competent court in Mexico, except that under Article 4 of the Federal Code of Civil Procedures of Mexico attachment prior to judgment or attachment in aid of execution will not be enforced by Mexican courts against property of Mexico. The submission to jurisdiction and waiver of immunity by Mexico contained herein is for the exclusive benefit of the Agents (and their respective officers, directors, agents and employees referred to in Section 11 hereof) and shall not extend to any other person.
     20. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or by facsimile to the parties hereto as follows:
     (a) If to the Exchange Agent or Information Agent:
Bondholder Communications Group
30 Broad St., 46th floor
New York, NY 10004
Attention: Monique Santos
Telephone:	212-809-2663
Facsimile:	212-437-9827
     (b) If to the Luxembourg Exchange Agent:
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
Attention: Nicole Chaidron
Telephone:	+352 4797 3916
Facsimile:	+352 4797 73951
and
Attention: Ingrid Feller
Telephone:	+352 4797 3913
Facsimile:	+352 4797 73951

     (c) If to Mexico:
United Mexican States
Secretaría de Hacienda y Crédito Público
Palacio Nacional, Patio Central
3er piso, Oficina 3010
Colonia Centro
06000 Mexico, D.F.
Mexico
Attention:  Unidad de Crédito Público
                  Dirección General Adjunta de Captación
Telephone:	5255-9158-1153
Facsimile:	5255-9158-1688
and a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention: Wanda Olson
Telephone:	212-225-2730
Facsimile:	212-225-3999
     (d) If to the Dealer Managers:
Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Attention: Latin America Debt Capital Markets
Facsimile: 212-412-1615
and
Attention: Liability Management
Facsimile: 212-412-2535
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attention: Legal and Compliance — Transaction Advisory Group
Facsimile: 646-225-5606

     Please indicate your willingness to act as Exchange Agent, Information Agent and Luxembourg Exchange Agent on the terms set forth herein and your acceptance of the foregoing provisions by signing in the space provided below for that purpose and returning to Mexico a copy of this letter, whereupon this letter and your acceptance shall constitute a binding agreement between Mexico, the Exchange Agent, the Information Agent and the Luxembourg Exchange Agent.

Very truly yours, UNITED MEXICAN STATES
By:
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public Credit for the Ministry of Finance and Public Credit of the United Mexican States

Accepted as of the date
first set forth above:

BONDHOLDER COMMUNICATIONS GROUP, LLC, as
Exchange Agent and Information Agent

By:

Name
Title:

KREDIETBANK S.A. LUXEMBOURGEOISE, as
Luxembourg Exchange Agent

By:

Name:
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